EXHIBIT 12

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(In millions, except ratios)

			For the Years Ended December 31,
	For the Nine Months Ended September 30, 2015		2014		2013		2012		2011		2010
Earnings:
Income before income taxes	$1,239.9		$1,810.0		$1,660.9		$1,659.6		$1,549.0		$1,350.4
Add: Dividends from affiliates	9.1		12.6		17.2		13.4		19.4		26.3
Fixed charges	224.3		307.1		331.3		318.3		294.9		269.0
Total earnings	$1,473.3		$2,129.7		$2,009.4		$1,991.3		$1,863.3		$1,645.7
Fixed charges:
Interest expense (a)	$134.0		$177.2		$197.2		$179.7		$158.1		$134.7
Rent expense interest factor (b)	90.3		129.9		134.1		138.6		136.8		134.3
Total fixed charges	$224.3		$307.1		$331.3		$318.3		$294.9		$269.0
Ratio of earnings to fixed charges	6.57	x	6.93	x	6.07	x	6.26	x	6.32	x	6.12	x

___________________

(a)	Interest expense includes interest on third-party indebtedness.
(b)	The rent expense interest factor reflects an appropriate portion (one-third) of rent expense representative of interest.